

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Israel Bar
Chief Executive Officer
Maris Tech Ltd.
3 Golda Meir Street
Ness Ziona, Israel 7403648

> **Re: Maris Tech Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted October 15, 2021**
> **CIK No. 0001872964**

Dear Mr. Bar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2021, letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Taxation, page 102

1.   We note your response to prior comment 10. Please further revise your disclosure in response to the following:

- Clarify whether the definition of "interested party" under the Research Law applies solely to 5% or greater shareholders, or if there are other situations in which non-Israeli citizens or residents would be deemed such;
- Identify whether the Company or the "interested party" is obligated under the Research Law to provide notice and clarify the timing thereof;
- Identify which party has potential liability under the Research Law for lack of

compliance with the notice requirements;
- Disclose any other obligations investors may have vis-à-vis the IIA, such as an undertaking to comply with the Research Law;
- Describe whether, as a practical matter, investors will be required to provide the Company with citizenship and residence status, and the potential consequences if this information is not provided; and
- Disclose the potential risks to investors from any noncompliance, if material.

You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Angela Gomes